                                                                    Exhibit 4.53

                        SENIOR SECURED CREDIT FACILITIES

                               CANWEST MEDIA INC.

                                   as Borrower

                                     - and -

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                                  as Guarantor

                                     - and -

                      THE FINANCIAL INSTITUTIONS IDENTIFIED
                          ON THE SIGNATURE PAGES HERETO

                                   as Lenders

                                     - and -

                             THE BANK OF NOVA SCOTIA

         as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

                                     - and -

                       CANADIAN IMPERIAL BANK OF COMMERCE

           as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

                                     - and -

                              BANK OF AMERICA, N.A.

                       as Arranger and Documentation Agent

--------------------------------------------------------------------------------

                            AMENDING AGREEMENT NO. 2

--------------------------------------------------------------------------------

                            Dated as of July 15, 2002

                            AMENDING AGREEMENT NO. 2

         This amending agreement no. 2 dated as of July 15, 2002 among CanWest Media Inc. (the "BORROWER"), as borrower, CanWest Global Communications Corp. (the "GUARANTOR"), as guarantor, the financial institutions identified on the signature pages hereto as Lenders, and The Bank of Nova Scotia, as administrative agent.

         WHEREAS The Bank of Nova Scotia, as administrative agent (in such capacity, the "ADMINISTRATIVE AGENT") and such other Persons (as that term is defined in the Credit Agreement hereinafter defined and referred to) as may from time to time be parties to the Credit Agreement (collectively, together with The Bank of Nova Scotia in its capacity as a lender, the "LENDERS") agreed to make certain credit facilities available to the Borrower upon the terms and conditions contained in a credit agreement among the Borrower, the Guarantor, the Administrative Agent and the Lenders dated as of November 7, 2000 (as amended by that certain amending agreement dated as of September 5, 2001, the "CREDIT AGREEMENT");

         AND WHEREAS the Borrower has requested of the Administrative Agent and the Lenders that the Credit Agreement be amended as hereinafter provided and the Administrative Agent and the Lenders have agreed to such amendments to the Credit Agreement on the terms and conditions set forth in this amending agreement;

         NOW THEREFORE in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Guarantor, the Administrative Agent and the Lenders agree as follows:

1. DEFINED TERMS. Capitalized terms used in this amending agreement no. 2 and not otherwise defined shall have the respective meanings attributed to them in the Credit Agreement.

2. AMENDMENT TO SECTION 1.01. Section 1.01 of the Credit Agreement is amended effective as of this date as follows:

         (i) by amending the definition of "Permitted Dispositions" by (a) adding the words "other than Dispositions specified in clause
                  (vii) of this definition," to the beginning of clause (iv) thereof, (b) deleting the word "and" immediately prior to clause (vi) thereof, and (c) inserting the following new clause (vii) immediately following clause (vi) thereof:

                  "; and (vii) the Disposition of Specified Newspaper Assets (directly or by the sale of the shares or other equity interests of one or more Persons that owns one or more Specified Newspaper Assets and does not own any other assets at the time of such Disposition) provided that the cash proceeds from any Disposition of any Specified Newspaper Asset or group of Specified Newspaper Assets is equal to or greater than an amount equal to the product obtained by multiplying
                  (y) the EBITDA (calculated for the immediately preceding four Financial Quarters) in respect of the relevant Specified Newspaper Asset or group of Specified Newspaper Assets, by (z) 6.5"

         (ii) by amending the definition of "Permitted Distributions" by (a) deleting the words "in an amount not to exceed $200,000,000" from clause (vi) thereof, (b) deleting the word "and" immediately prior to clause (vii) thereof, and (c) the addition of the following new clause "(viii)" immediately following clause (vii) thereof:

                  "; and (viii) payments on account of the principal amount of the HCN Notes referred to in clause (i) of the definition of HCN Notes from the net proceeds of an offering of equity securities of CanWest"

         (iii)    by the addition of the following new definitions:

                  "Specified Newspaper Assets" means the newspaper assets specified and described on Schedule 16.

                  "New Zealand Assets" means the assets specified and described on Schedule 17.

3. AMENDMENTS TO ADD SCHEDULES 16 AND 17 TO THE CREDIT AGREEMENT. The Credit Agreement is amended effective as of this date by the addition of
Schedule 16 entitled "Specified Newspaper Assets" and Schedule 17 entitled "New Zealand Assets" in the form attached to this amending agreement.

4. AMENDMENTS TO SECTION 2.03(1) OF THE CREDIT AGREEMENT. Section 2.03(1) of the Credit Agreement is amended effective as of this date as follows: (i) by adding the words "Subject to the next following sentence," immediately prior to the first word "Accommodations" of the second sentence thereof; and (ii) by adding the following new sentence immediately following the second sentence thereof:

                  "From and after the date that the Borrower shall have repaid Accommodations Outstanding under the Credit Facilities and shall have permanently reduced the aggregate Commitment thereunder by an amount equal to or greater than Cdn.$700,000,000 (not including any amount from the permanent reduction of Accommodations Outstanding by virtue of any repayment made pursuant to Section 2.04(2), 2.04(3) or 2.04(4)), Accommodations under the Revolving Credit Facility shall be available to repay and refinance in whole or in part, the principal amount of the HCN Notes referred to in clause
                  (i) of the definition of HCN Notes and the Mirror Notes if, on a pro forma basis immediately after giving effect to (a) any Accommodation under the Revolving Credit Facility intended to be used for such purpose, and (b) any such repayment or refinancing of the principal amount of any such HCN Notes and the Mirror Notes: (i) the unused availability under the Revolving Credit Facility is not less than $200,000,000; and
                  (ii) the Senior Leverage Ratio (calculated as at the end of the most recently completed Financial Quarter for the four Financial Quarters then ended) shall not exceed 3:l; and (iii) the ratio of EBITDA of the Global Group to Interest Expense of the Global Group (calculated as at the end of the most recently completed Financial Quarter for the four Financial Quarters then ended) shall not be less than 2.0:1.

5. AMENDMENTS TO SECTION 2.05(2). Section 2.05(2) of the Credit Agreement is amended effective as of this date as follows: (i) by the deletion of the first word "An" thereof and the addition of the following words in replacement therefor: "Subject to the next following sentence, an"; and (ii) the addition of the following new sentence immediately following the first sentence:

                  "An amount equal to the Net Proceeds from any Disposition of Specified Newspaper Assets or New Zealand Assets by CanWest or any other Global Group Entity (in each case, whether directly or by the sale of the shares or other equity interests of one or more Persons that owns one or more Specified Newspaper Assets or New Zealand Assets, as the case may be) shall be applied forthwith upon receipt thereof to (i) firstly, rateably to the prepayment of Accommodations Outstanding under the Term Credit Facility; and (ii) secondly, to the permanent reduction of the Revolving Credit Commitment (and the Borrower shall repay the amount by which the Accommodations Outstanding under the Revolving Credit Facility after giving effect to such reductions exceed the Revolving Credit Commitment), in each case, in accordance with Section 2.09 hereof."

6. AMENDMENT TO SECTION 8.03(1)(a) OF THE CREDIT AGREEMENT. Section 8.03(l)(a) of the Credit Agreement is amended effective as of this date as follows: (i) by the deletion of the first word "Maintain" thereof and the addition of the following words in replacement therefor: "Subject to the next following sentence, maintain"; and (ii) the addition of the following new sentence:

                  "From and after the date that the Borrower shall have repaid Accommodations Outstanding under the Credit Facilities and shall have permanently reduced the aggregate Commitments thereunder by an amount equal to or greater than Cdn. $350,000,000 (not including any amount from the permanent reduction of Accommodations Outstanding by virtue of any repayment made pursuant to Section 2.04(2), 2.04(3) or 2.04(4)), maintain, during each Financial Quarter in each Financial Year commencing with the Financial Quarter ending immediately after such date, a ratio of Total Debt to EBITDA for the four Financial Quarters then ended of the Global Group of not more than (i) 5.75:1 for the Financial Quarters ending February 28, 2002, May 31, 2002, August 31, 2002, November 30,
                  2002, February 28, 2003, May 31, 2003, August 31, 2003 and
                  November 30, 2003; (ii) 5.50:1 for the Financial Quarters ending February 29, 2004, May 31, 2004, August 31, 2004 and November 30, 2004; and (iii) 5.25:1 for the Financial Quarter ending February 28, 2005 and each Financial Quarter thereafter.

7. AMENDMENTS TO SECTION 8.03(2) OF THE CREDIT AGREEMENT. Section 8.03(2) of the Credit Agreement is amended effective as of this date by the addition of the following new sentence immediately following the last sentence thereof:

                  "In respect of any Disposition by the Borrower or any other Global Group Entity of any Specified Newspaper Assets, New Zealand Assets or any other Asset the Net Proceeds from which are applied to the prepayment of the Accommodations Outstanding and the permanent reduction of the aggregate Commitment, in each case, in accordance with the definition of "Permitted Dispositions" hereunder, each of the ratios described in Section 8.03(l) shall be calculated on a pro forma basis and (i) as if such Assets had been Disposed of immediately prior to the first day of the relevant period in respect of which such ratios are to be calculated; and (ii) the Net Proceeds from the Disposition of such Assets were applied to the repayment of the Accommodations Outstanding immediately prior to such first day.

8. REFERENCE TO AND EFFECT ON THE CREDIT AGREEMENT. On and after this date, each reference in the Credit Agreement to "this agreement" and each reference to the Credit Agreement in the Credit Documents and any and all other agreements, documents and instruments delivered by any of the Lenders, the Administrative Agent, the Borrower, the Guarantor or any other Person shall mean and be a reference to the Credit Agreement as amended by this amending agreement. Except as specifically amended by this amending agreement, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed.

9. NO WAIVER, ETC. The execution, delivery and effectiveness of this amending agreement shall not, except as expressly provided, operate as a waiver of any right, power or remedy of the Administrative Agent or any of the Lenders under any of the Credit Documents nor constitute a waiver of any provision of any of the Credit Documents.

10. GOVERNING LAW. This amending agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11. COUNTERPARTS. This amending agreement may be executed in any number of counterparts (including by way of facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have caused this amending agreement to be executed by their respective duly authorized officers as of the date first above written.

                                    CANWEST MEDIA INC.,
                                    as Borrower

                                    Per: /S/ JOHN E. MAGUIRE
                                         _______________________________________
                                         Authorized Signing Officer

                                    Per: _______________________________________
                                         Authorized Signing Officer

                                    CANWEST GLOBAL COMMUNICATIONS CORP.,
                                    as Guarantor

                                    Per: /s/ JOHN E. MAGUIRE
                                         _______________________________________
                                         Authorized Signing Officer

                                    Per:
                                         _______________________________________
                                         Authorized Signing Officer

                                    THE BANK OF NOVA SCOTIA,
                                    as Administrative Agent

                                    Per: /s/ ALASTAIR BORTHWICK
                                         _______________________________________
                                         Authorized Signing Officer

                                    Per: /s/ KIM SNYDER
                                         _______________________________________
                                         Authorized Signing Officer

                                    THE BANK OF NOVA SCOTIA,
                                    as agent for and on behalf of the Majority
                                    Lenders

                                    Per: /s/ ALASTAIR BORTHWICK
                                         _______________________________________
                                         Authorized Signing Officer

                                    Per: /s/ KIM SNYDER
                                         _______________________________________
                                         Authorized Signing Officer

                                   SCHEDULE 16
                           SPECIFIED NEWSPAPER ASSETS

                               CanWest Media Inc.
                              Print Assets for Sale

Daily Newspapers

Windsor Star                            Moose Jaw Times-Herald                  Pelham News (Free)
Brantford Expositor                     Prince Albert Daily Herald              St. John's Telegram
Niagara Falls Review                    Halifax Daily News                      Corner Brook Western Star
Welland Tribune                         Charlottetown Guardian                  The Evening News (New Glasgow)
Dunnville Chronicle                     The Journal Pioneer (Summerside)        Truro Daily News
St. Catharines Standard                 Cape Breton Post

Non-Daily Newspapers (Paid)

Bathurst Northern Light                 Bedford-Sackville Weekly News           New Hamburg Independent

Non-Daily Newspapers (Non-Paid)

Explore Windsor                         Cambridge Times                         Moose Jaw This Week
Bargain Bundle (Windsor)                Guelph Times                            Rural Roots (Prince Albert)
Midweek (Brantford)                     Waterloo Chronicle                      Swift Current Southwest Booster
Weekender (Brantford)                   Flamborough Review                      Swift Current City Sun
Weekend Update (Niagara Falls)          Grimsby Weekend Edition                 Pictou County This Week
Welland Tribune Extra                   Grimsby Independent                     Colchester Sunday (Truro)
Ancaster News                           Niagara Advance                         Nova Scotia Business Journal
Dundas Star News                        Fort Erie Times                         The Burnside News (Halifax)
Hamilton News-Mountain Edition          Lincoln Post Express                    Weekly Extra (St. John's)
Stoney Creek News                       West Lincoln Review

In addition, the Newspapers publish numerous inserts including TV listings, shoppers, tourism guides, real estate updates, seniors guides and telephone books. For greater certainty, the Specified Newspaper Assets include all real and personal property, assets and undertakings and certain of the liabilities related to the operation of each Specified Newspaper Assets.

                                   SCHEDULE 17
                               NEW ZEALAND ASSETS

CanWest Television NZ Limited
TV3 Network Services Limited
TV4 Network Limited
Global Television Properties Limited
CanWest NZ Television Holdings Limited
CanWest NZ Finance Limited
CanWest NZ Radio Holdings Limited
CanWest Radio NZ Limited
Media Investments Ltd.
RadioWorks New Zealand Limited
Radio Otago Holdings Ltd.
CGS NZ TV Shareholding (Netherlands) B.V.
CGS Radio Shareholding (Netherlands) B.V.

For greater certainty, the New Zealand Assets include all real and personal property, assets and undertakings and certain of the liabilities related to the operation of each New Zealand Asset.